EXHIBIT 99.2
                                                                    ------------


                               [GRAPHIC OMITTED]
                       [LOGO VIKING ENERGY ROYALTY TRUST]


PRESS RELEASE
FOR IMMEDIATE RELEASE
JUNE 9, 2004

VIKING ENERGY ROYALTY TRUST ANNOUNCES ENHANCED DISTRIBUTION
REINVESTMENT AND OPTIONAL TRUST UNIT PURCHASE PLAN
--------------------------------------------------------------------------------

CALGARY, JUNE 9, 2004 - (VKR.UN) Viking Energy Royalty Trust ("Viking") announces that it has adopted a Premium Distribution(TM), Distribution Reinvestment and Optional Trust Unit Purchase Plan (the "Plan") subject to receiving regulatory approvals. Viking expects to receive the required regulatory approvals within the next few weeks which will permit eligible Unitholders to participate in the Plan in respect of the distributions payable on July 15, 2004 to Unitholders of record on June 30, 2004. Viking will make a further announcement upon receiving all such approvals. Registered and beneficial Unitholders who are not resident in Canada are not eligible to participate in the Plan.

The Plan allows eligible Unitholders to direct that their monthly cash distributions be reinvested in additional Units at 95% of the average market price (as defined in the Plan) on the applicable distribution date. The Plan includes a unique feature which allows eligible Unitholders to elect, under the Premium Distribution(TM) component of the Plan, to have these additional Units delivered to a designated broker in exchange for a premium cash distribution equal to 102% of the cash distribution that such Unitholders would have otherwise been entitled to receive on the applicable distribution date (subject to a proration in certain events under the Plan). Canaccord Capital Corporation has been designated as the plan broker under the Premium Distribution(TM) component of the Plan. In addition, the Plan allows those Unitholders who participate in either the distribution reinvestment component or the Premium Distribution(TM) component of the Plan to purchase additional Units from treasury for cash at a purchase price equal to the average market price (with no discount) in minimum amounts of $500 per remittance and up to $100,000 aggregate amount of remittances by a Unitholder in any calendar month, all subject to an overall annual limit of 2% of the outstanding Units. Generally, no brokerage fees or commissions will be payable by participants for the purchase of Units under the Plan, but Unitholders should make inquiries with their broker, investment dealer or financial institution through which their Units are held as to any policies of such party that would result in any fees or commissions being payable. Viking reserves the right to limit the amount of new equity available under the Plan on any particular distribution date. Accordingly, participation may be prorated in certain circumstances. Participants in Viking's existing distribution reinvestment plan will automatically be enrolled in the distribution reinvestment component of the new Plan. Further details will be announced once regulatory approvals have been received.

Amounts raised pursuant to the Plan will be used by Viking to fund a portion of its annual capital expenditures and for general corporate purposes.



--------------------------------
TM denotes trademark of Cannacord Capital Corporation

                                                                            ...1

Viking will continue to pay distributions to its Unitholders on the 15th of each month or, if the 15th is not a business day, on the following business day. Record dates beginning with the distribution payable August 16, 2004 will continue to be announced by news release and be made available on Viking's web site.

Following the receipt by Viking of the required regulatory approvals, copies of the Plan, questions and answers, and enrolment forms will be mailed to registered Unitholders. These materials will also be available on Viking's website at WWW.VIKINGENERGY.COM under the heading Investor Relations, or directly from Viking by calling (403) 268-3175.

Participation in the Plan does not relieve Unitholders of any liability for taxes that may be payable on distributions. Unitholders should consult their own tax advisors concerning the tax implications of their participation in the Plan having regard to their particular circumstances.

Viking Energy Royalty Trust is an open-end investment Trust that generates income from long-life oil and natural gas producing properties in Alberta and Saskatchewan. The beneficiaries of Viking are the holders of the Trust Units who receive monthly distributions of the cash flow from the income. The Trust currently has 97,642,957 Units outstanding which trade on the Toronto Stock Exchange ("TSX") under the symbol "VKR.UN". Also listed on the TSX are the Trust's $74.3 million principal amount of 10.5% convertible unsecured subordinated debentures which trade under the symbol "VKR.DB".

This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction. The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

For further information contact:

Diane Phillips                                Viking Energy Royalty Trust
Investor Relations                            Suite 400, 330-5th Avenue S.W.
                                              Calgary, Alberta, T2P 0L4

                                              Ph:  (403) 268-3175
                                              Toll Free:  1-877-292-2527

                                              Email: vikingin@viking-roy.com



               To find out more about Viking Energy Royalty Trust
                   visit our website at www.vikingenergy.com


                                                                            ...2